FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 16, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 16, 2013	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
December 16, 2013

Below is the English version of our MOPS filing on December 16, 2013
Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1
Date of announcement: 2013/12/16
Time of announcement: 13:15:40
Subject: In regards to the reports on ASE dated December 16, 2013 by Economic Daily News and Commercial Times
Date of events: 2013/12/16
To which item it meets: article 2 paragraph 49
Statement:
1. Date of occurrence of the event: 2013/12/16
2. Company name: Advanced Semiconductor Engineering, Inc.
3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4. Reciprocal shareholding ratios: NA
5. Name of the reporting media: Economic Daily News and Commercial Times
6. Content of the report: Report of Economic Daily News: ASE may see customer orders being transferred to others & Commercial Times: Prosecutors in ASE campus for investigation
7. Cause of occurrence: To this point, ASE Group (the Company) is unaffected in terms of receiving customer orders, and has not seen customers transferring orders to other suppliers.  The Company continues to proactively communicate with major customers to explain the incident and the current situation.  Regarding that the public prosecutors and officers entered the Company's K1, K7, K9, K10, and K11 factories for investigation, the investigation is part of the legal process and the details cannot be revealed publicly, therefore the Company makes no comment on it.
8. Countermeasures: None
9. Any other matters that need to be specified: None

Advanced Semiconductor Engineering, Inc.
December 16, 2013

Below is the English version of our MOPS filing on December 16, 2013
Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 3
Date of announcement: 2013/12/16
Time of announcement: 19:18:42
Subject: ASE Provides an Update related to its Kaohsiung Facilities
Date of events: 2013/12/16
To which item it meets: article 2 paragraph 49
Statement:
1. Date of occurrence of the event: 2013/12/16
2. Company name: Advanced Semiconductor Engineering, Inc.
3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4. Reciprocal shareholding ratios: NA
5. Name of the reporting media: NA
6. Content of the report: NA
7. Cause of occurrence: ASE Provides an Update related to its Kaohsiung Facilities Company outlines plans to focus on environmental issues and areas of commitment to the city of Kaohsiung
Taipei, Dec 16th, 2013.  Advanced Semiconductor Engineering, Inc (TAIEX: 2311, NYSE: ASX), the world's largest semiconductor assembly and test service provider, today announced the steps that the company have taken to address the isolated case of industrial wastewater discharge at ASE Kaohsiung K7 facility on October 1st, 2013 and subsequent developments.  Immediately after the incidents, ASE enlisted the help of industry experts to thoroughly investigate the root cause, and tightened its monitoring systems and reporting procedures.  The ASE Kaohsiung K7 facility continues to adhere to the standards of the national effluent guidelines and currently remains in normal operation.
ASE sincerely apologizes for the high level of public concerns due to the recent incidents and intense media scrutiny.  However, ASE firmly denies all allegations that the company had deliberately discharged contaminated wastewater and illegally installed underground piping within its facilities.  The company is cooperating fully with Taiwan's Ministry of Economic Affairs, the Kaohsiung City Environment Protection Bureau and other related departments in support of their investigations.  We have also heightened our review of all our manufacturing facilities' environmental management and program implementation
Moving forward, ASE will execute a two-prong approach to environmental protection and pollution prevention.
(1)Engage international and local environmental professionals to assist the company in managing all matters related to our industry's impact on the environment and sustainability.  Provide higher levels of training to develop a skilful and well-disciplined environmental management team.
(2)From 2010 to 2013, ASE has invested a total of NTD392 million in wastewater management.  The company will invest another NTD750 million to expedite the completion of Taiwan's first 20,000 ton per day water recycling plant that will apply the highest standards of water recycling technologies at ASE Kaohsiung's K14.  The water recycling plant is scheduled to begin operations in the second quarter of 2014 and will support the water recycling of all ASE's manufacturing facilities within the Kaohsiung Nantze Export Processing Zone.
ASE's corporate social responsibility is focused on the creation of a sustainable future and the dedication to environmental protection, the use of renewable energy and the reduction of carbon emissions.  A prime example is the construction of ASE Kaohsiung's Building K12 according to international green standards.  K12 has been awarded the EEWH (Ecology, Energy saving, Waste reduction and Health) diamond certificate and has also received the US LEED (Leadership in Energy and Environmental Design) Platinum certification.  ASE is the first and only outsourced assembly and test house to be accorded the green certifications. At the same time, ASE has already broken ground to construct new green manufacturing facilities in the Nantze Export Processing Zone II, and plans to invest another NTD72 billion and create 16,000 job opportunities.
ASE was a humble start-up established in Kaohsiung in the year 1984, and has since expanded its footprint globally out of our base in this city.  From being a small player, to becoming the world's largest IC assembly and test service provider, the city of Kaohsiung had been a meaningful and significant factor to ASE's progress.  Without Kaohsiung, there will not be an ASE!  Next year is ASE's 30th anniversary and the company pledges to contribute at least NTD100 million per year for the next 30 years with a minimum total amount of NTD3 billion to Taiwan's environmental protection efforts.  ASE remains firmly committed to the city of Kaohsiung.  Our investments in Kaohsiung will continue and our commitment to the environmental protection remains unchanged.
Chairman's Statement (Mr. Chang)
Taipei, Dec 16th, 2013.
Good afternoon, friends of the media.
Thank you for attending today's press conference. It must have been tough on all of you due to the recent spate of events at ASE.
30 years ago, I chose to establish a business venture in Kaohsiung and started with 200 people at our first factory.  From this humble beginning, ASE grew to a strength of 20,000 people in Kaohsiung and became the world's number 1 outsourced assembly and test service manufacturing company.  It was a long and arduous journey to reach this milestone.
Without Kaohsiung, there will be no ASE!  Without Taiwan, there will be no ASE!
Managing an enterprise was not an easy feat.  I care greatly about ASE's reputation, and even greater concerns about investing in environmental protection.  It is unthinkable that I would risk the environment and lives of the Kaohsiung employees and their families who work so hard together with me to contribute to Taiwan's economic growth.
On December 9th, I was deeply disturbed upon hearing about the isolated case of K7's accidental discharge of contaminated wastewater.  It was even more disheartening that a series of allegations were directed at ASE following this single isolated event, with the public casting doubts on ASE's social responsibilities.
To get to the bottom of these issues, I immediately enlisted the help of fellow colleagues and lawyers to begin investigations.  It is imperative that I collect the facts and data and present to the public to clear ASE's name from the allegations!
ASE is certainly a socially responsible corporate citizen.  We do, however, extend our apologies to the public for causing undue anxiety and concerns arising from K7 and the subsequent chain of events.
Here, I like to strongly emphasize that ASE did not deliberately discharge contaminated wastewater and ASE did not illegally install underground piping within its facilities.  Pertaining to the incident on October 1st, ASE is fully cooperating with the investigating authorities.  In case of proven personnel misconduct or breach of the law, ASE will not hesitate to hand the personnel over to the law.  In areas where ASE is found responsible, ASE will face up to the consequences.
In addition, ASE has been fully cooperative with the Taiwan Environmental Protection Agency, the Taiwan Ministry of Economic Affairs and the Kaohsiung Environmental Protection Bureau.  We have also stepped up all areas of environmental management and controls in our factories.
To ensure that this incident will not happen again, I have been working with the ASE teams to heighten review of all our manufacturing facilities' environmental management and program implementation.  We will engage the services of international and local environmental professionals to assist the company in managing all matters related to our industry's impact on the environment and sustainability.  The company will also invest NTD750 million to expedite the completion of Taiwan's first 20,000 ton per day water recycling plant that will apply the highest standards of water recycling technologies at ASE Kaohsiung's K14.  The water recycling plant is scheduled to begin operations in the second quarter of 2014 and will support the water recycling of all ASE's manufacturing facilities within the Kaohsiung Nantze Export Processing Zone.
In reality, ASE has spared no expense in environmental conservation.  For the past 3 years, we invested NTD392 million in wastewater management.  To date, our wastewater management is in line with governmental guidelines.  Looking forward to the next 3 years, we will continue to speed up investments to build a livable, productive and eco-friendly green industrial park.
ASE Kaohsiung's Building K12 is constructed according to international green standards.  K12 has been awarded the EEWH (Ecology, Energy saving, Waste reduction and Health) diamond certificate and has also received the US LEED (Leadership in Energy and Environmental Design) Platinum certification.  ASE is the first and only outsourced assembly and test house to be accorded the green certifications.  At the same time, ASE has already broken ground to construct new green manufacturing facilities in the Nantze Export Processing Zone II, and plans to invest another NTD72 billion and create 16,000 job opportunities.
The Hou Jing Creek is an important irrigation source for the surrounding farm lands; it is the mother lode of Kaohsiung.  We are all locals of Kaohsiung and under the professional leadership of the government, we are more than willing to collaborate with the government to protect the creek.
ASE was a humble start-up established in Kaohsiung in the year 1984, and has since expanded its footprint globally out of our base in this city.  From being a small player, to becoming the world’s largest IC assembly and test service provider, the city of Kaohsiung had been a meaningful and significant factor to ASE's progress.  Without Kaohsiung, there will not be an ASE!  Next year is ASE’s 30th anniversary and the company pledges to contribute at least NTD100 million per year for the next 30 years with a minimum total amount of NTD3 billion to Taiwan's environmental protection efforts.
Let me emphasize once again, ASE remains firmly committed to the city of Kaohsiung.  Our investments in Kaohsiung will continue and our commitment to the environmental protection remains unchanged.
Thank you!
The pledged contribution to Taiwan's environmental protection efforts that ASE Group's (the Company) Chairman Mr. Chang mentioned above has not been made yet, thus the approval by the Board is not required at this point.  Before the said contribution is being made, the Company will proceed according to Article 7 of the Regulations Governing Procedure for Board of Directors Meetings of Public Companies.
8. Countermeasures: None
9. Any other matters that need to be specified: None